Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

September 6, 2011

Filed via Edgar

Mr. Christian Windsor
Special Counsel
Division of Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	FNBH Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 15, 2011
File No. 000-25752

Dear Mr. Windsor:

On behalf of FNBH Bancorp, Inc., a Michigan corporation (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated August 9, 2011 with respect to the above referenced filing.  The comments from your letter are set forth in bold font below and are followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
Tell us about, and revise your disclosure in future filings to describe, all material actions taken or to be taken by FNBH, or its subsidiary banks, to address the requirements of any agreements with your regulators.  For confidential or informal agreements, do not disclose the terms of those agreements; instead discuss the actions and affects [sic] of the actions taken or to be taken.  With regard to the formal agreements, provide updated disclosure regarding any changes or additional actions taken in the relevant periods and disclose management's conclusion as to whether you are in compliance with the terms of the agreement.

Currently, First National Bank in Howell, the wholly-owned subsidiary of the Company (the "Bank"), is subject to a Consent Order issued by the Comptroller of the Currency (the "Comptroller") on September 24, 2009 (the "Consent Order").  As disclosed in periodic reports filed by the Company with the Commission (including the Form 10-K referenced above), the Bank has failed to comply with the requirements of the Consent Order by virtue of the Bank's failure to meet the minimum capital ratios required by the Consent Order.  The Company's periodic reports have disclosed certain actions taken by the Company to raise additional capital and otherwise cause the Bank to meet the minimum capital ratios; however, the Company is unable to disclose detail about these actions without jeopardizing the availability of the registration exemptions set forth in Commission Regulation D.   The Company will continue to disclose material information regarding its capital raising efforts, to the extent consistent with and allowed by such registration exemptions.

Mr. Christian Windsor
September 6, 2011

In addition to the minimum capital ratios, the Consent Order imposes several other requirements on the Bank.  The Bank has taken a number of actions to address such other requirements (many of which were underway well before the Consent Order was issued), including:

•	the Board of Directors of the Bank appointed a Compliance Committee to ensure the Bank's compliance with the Consent Order and periodically report on such compliance efforts to the Comptroller;

•
the Bank adopted a written strategic plan that included, among other things, the specific requirements set forth in Consent Order, and the Bank has taken ongoing actions to monitor the Bank's performance relative to the strategic plan;

•
the Bank enhanced its liquidity risk management program via improved procedures for cash flow forecasting, monitoring and reporting, development of a contingency funding plan and increased its borrowing availability under lines of credit secured by certain pledged loans and investments;

•
the Bank has implemented numerous policies and procedures intended to improve asset quality levels within the loan portfolio, including:  identifying, monitoring, and reporting of problem loans via application of a comprehensive risk grade assessment system; development of specific workout strategies on all significant impaired loans; attempted restructuring of certain problem credits to mitigate the extent of potential future loss by the Bank; and, overall improvements to underwriting policies and credit structuring practices;

•	the Bank engaged an independent third-party loan review specialist to assess the Bank's ability to effectively assign appropriate risk grades and identify problem loans;

•
the Bank engaged an independent third-party to validate the Bank's allowance for loan loss methodology to ensure it conforms with regulatory guidance and accounting principles generally accepted in the United States of America, including an evaluation of the key assumptions used in the loan loss analysis;

Mr. Christian Windsor
September 6, 2011

•	the Bank enhanced its policies and procedures for obtaining appraisals on property securing loans made by the Bank;

•	the Bank implemented a practice of developing a written action plan for each parcel of other real estate owned;

•	the Bank has taken ongoing actions in an effort to reduce the Bank's concentration in commercial real estate (CRE) loans and construction and development (C&D) loans;

•	the Bank has taken ongoing actions to improve many aspects of its credit and loan policies and programs; and

•	the Bank enhanced its program designed to maintain an adequate allowance for loan and lease losses (ALLL).

While the Bank believes it has made significant progress in its efforts to comply with all requirements of the Consent Order other than the minimum capital requirements described above, the Comptroller continues to cite technical deficiencies and noncompliance with respect to each of the requirements of the Consent Order.  As such, additional, ongoing actions by the Bank are required in order to be in full compliance with the Consent Order as ultimately determined by the Comptroller.  While the Comptroller could take further and immediate regulatory enforcement action against the Bank if the Comptroller believes the Bank is not in compliance with any requirement of the Consent Order, the Bank currently believes its failure to meet the minimum capital requirements established by the Consent Order is the primary risk factor in determining the likelihood and extent of any further, more severe regulatory enforcement action (such as receivership of the Bank).

The Company will revise its disclosures in future filings to add more information regarding the material actions that have been taken to comply with the requirements of the Consent Order other than the minimum capital ratios and to state the Company's conclusions regarding the Bank's compliance with the Consent Order.

Item 1.  Business

The Bank, page 9

2.
We note that the Bank is not currently in compliance with the minimum capital ratios imposed by the Consent Order.  Please tell us what consideration you gave to disclosing in this section your capital ratios at fiscal year end and the resulting deficiency over the minimum levels set as part of the OCC's prompt corrective action.  Refer to Item 101(h)(4)(ix) of Regulation S-K.

Mr. Christian Windsor
September 6, 2011

The Bank's capital ratios at fiscal year end and the resulting deficiency relative to the minimum capital ratios were described in other locations in the Form 10-K.  In future filings, the Company will include those items within Part I, Item 1 of the Form 10-K.

Item 1A. Risk Factors, page 11

General

3.
Please ensure that each of your risk factor subheadings in this section adequately describes the specific risk to the company or investors that you discuss in the text. In this regard, we note that the following risk factor subheadings do not appear to adequately describe the risks discussed:

•	"The Corporation may not be able to meet federal regulatory requirements …"
•	"The Bank's capital may not be sufficient to support the risk inherent in its loan portfolio."
•	"There are other consequences of the Bank's current financial condition that will present additional challenges …"

In future filings, the Company will ensure the risk factor subheadings more completely describe the specific risk being discussed in the text following the subheading.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.
Tell us, and revise future filings to clarify, management's assessment as to your ability to continue operating without additional capital.  In particular, please address your continued failure to meet the capital ratios set by the OCC under its prompt corrective action. Also, discuss the impact of the fact that your nonperforming assets and OREO exceed your capital and loss provision by almost 50%.

The Company believes it has adequately disclosed information addressing this comment.  Because of the significant number of factors impacting the analysis and the inherent uncertainty regarding those factors (e.g., the pace of the economic recovery), management of the Company cannot definitively assess the Company's ability to continue operating for any specified period of time.  However, the Company has disclosed the deficiencies in its financial condition and operating performance, the actions it is taking to address these deficiencies, the factors impacting the likelihood that these actions will be successful, and the various resulting risks faced by the Company. For example, in the Form 10-K referenced above, please refer to:

Mr. Christian Windsor
September 6, 2011

•	pages 19 and 20, where the Company discloses the fact that, due to its financial condition, it is reasonable to anticipate further regulatory enforcement action;

•	pages 19 and 20, where the Company discloses various actions that have been and continue to be taken to restore the Bank's capital levels and improve operations; and

•	page 19, where the Company discloses the fact that the extent of such further regulatory action may threaten the ability of the Bank to continue as a going concern.

The Company has also disclosed information regarding the analysis and maintenance of its loss provision, the risk that such provision may be inadequate, and the conclusion that management currently believes the allowance is adequate based on all information available as of the analysis date.  The fact that the Bank's nonperforming assets (including REO) exceed the sum of its capital and allowance for loan losses is not necessarily indicative of the Company's viability absent additional capital.  Rather, the level of nonperforming assets, combined with numerous other disclosed factors, poses a significant challenge to the Bank. In its future filings, however, the Company will consider adding specific reference to such ratio in its assessment of its ability to continue operating as a going concern.

Loans, page 21

5.
We note the disclosure regarding the reference to loan workout strategies. Please expand future filings to state the types of workout strategies used and the quantification of the modified loans in each period presented.

In future filings, the Company will expand the disclosure regarding loan workout strategies in the manner requested.  The expanded disclosure can be expected to parallel the additional information and disclosures to be provided in "Note (5) Allowance for Loan Losses and Credit Quality of Loans" commensurate with the adoption of ASU 2011-02 A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, effective for public companies for interim periods beginning after June 15, 2011 (i.e., for the quarter ended September 30, 2011).

Nonperforming Loans and Assets, page 23

6.	Please expand the disclosure in future filings to present the amount of troubled-debt restructurings included in nonperforming loans.

In future filings, the Company will present the amount of troubled debt restructurings included within such nonperforming loans.

Mr. Christian Windsor
September 6, 2011

Liquidity and Funds Management, page 27

7.
Since your deposits have continued to decline, and you note that your outstanding credit lines may only be accessed with the approval of the FHLB Indianapolis and the Federal Reserve, please address management's view of the impact of continued declines in deposits combined with the inability to access the line of credit.  In particular, please address management's view of the impact of the need to continue to decrease your assets over the coming 12 month period.

The Form 10-K includes disclosures regarding the Bank's liquidity risk management program and potential risks related to liquidity concerns.  While a potential, continued outflow of significant amounts of deposits could have an adverse impact on the Bank's liquidity, the Bank maintains a significant level of on-balance-sheet cash and cash equivalents and relatively liquid available-for-sale securities to mitigate related liquidity risks and concerns.  In addition, should the Bank need to reduce assets in the near term to strengthen its regulatory capital ratios, the existing on-balance-sheet liquidity could be readily utilized to fund a significant amount of deposit outflows without reliance on lines of credit with the Federal Reserve or the FHLBI.  In the event the Bank would need additional funding and be unable to access either line of credit facility, management would act to remove the pledge of investment securities presently securing a portion of the FHLBI line of credit, thereby allowing such securities to be liquidated to provide further and continued funding of deposit outflows.

Item 8.  Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note (3) Investment Securities, pages 47-49

8.
Tell us and expand the disclosure in future filings to specifically present the detailed other evidence considered in reaching the conclusion that the investment is not other- than-temporarily impaired pursuant to ASC 320-10-50-6 (b) (5).

As disclosed in the Form 10-K, the Company makes its assessment primarily on a quarterly cash flow analysis performed by an independent third-party specialist to evaluate other-than-temporary impairment for the investment.  The analysis considers attributes of the security and specific loan level collateral underlying the security (e.g., delinquency status, historical rates of prepayment and default, original FICO, percentage of loans with limited underwriting, original loan to value ratio, aggregate property location by metropolitan statistical area, and weighted average maturity remaining) as reported by Bloomberg.  The estimated fair value of the security's cash flows is calculated by the specialist using an INTEX valuation model, subject to certain assumptions regarding expected prepayment rates, default rates, loss severity estimates, and adjusted discount rates as key inputs to the valuation methodology.  At December 31, 2010, based on an estimated range of fair values for the investment provided by the specialist and an evaluation of the reasonableness of the specialist's underlying assumptions performed by management, the Company concluded that the investment is not other-than-temporarily impaired.

Mr. Christian Windsor
September 6, 2011

In future filings, the Company will include disclosures regarding the specific assumptions employed by the third-party specialist in evaluating whether the investment's cash flows continue to support the amortized cost of the security.

Note (5) Allowance for Loan Losses and Credit Quality of Loans, page 53

9.	We note your disclosure of trouble debt restructured loans at December 31, 2010 and 2009. Please expand the disclosure in future filings to provide the following:

•
a description of the key features of the loan modification program(s), including whether the programs are government sponsored or your own, the significant terms modified and whether the modifications are short-term or long-term;

•	troubled debt restructurings quantified by loan type, classified/quantified separately as accrual/nonaccrual;
•	policy regarding how many payments the borrower needs to make on the restructured loans before returning the loan to accrual status; and
•	quantification of the types of concessions made and discussion of the bank's success with the different types of concessions.

In conjunction with the adoption of ASU 2011-02, A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring, the Company's future filings will provide enhanced disclosures regarding the purpose, nature and extent of troubled debt restructurings, by class, including policy criteria for the accrual status of restructured loans.

Note (21) Fair Value Measurements, pages 60-62

10.
Please expand the disclosure in future filings to provide the disclosure required by 820-10-50-2(e) for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). Refer to ASC 820-10-55-22A and 55-22B for implementation guidance and illustrations.

In future filings, the Company will provide more comprehensive disclosure regarding the nature of items being measured at fair value, including key characteristics considered in determining relevant valuation inputs and significant inputs used in any valuation models.

Mr. Christian Windsor
September 6, 2011

Note (26) Impact of New Accounting Standards

New Accounting Standards

ASU No. 2010, Receivables (Topic 310)

11.           Please expand future filings to disclose the following:

•	the company's significant accounting policies by class of financing receivable pursuant to ASC 310-10-50-6;
•	the disclosures by portfolio segment pursuant to ASC 310-10-50-11B (a) and (b);
•	the disclosure of how cash receipts are recorded on impaired loans by class of financing receivable pursuant to ASC 310-10-50-15 (b);
•	the disclosure of the amount of interest income recognized during the time within that period that the loans were impaired pursuant to ASC 310-10-50-15 (c)(2) by class of financing receivable; and
•
the disclosure of the company's policy for determining which loans it assesses for impairment and the factors considered in determining that the loan is impaired by class of financing receivable pursuant to ASC 310-10-50-15 (d) & (e).

Within the Company's future filings, disclosures will be enhanced to provide greater clarity and specificity regarding the currently disclosed accounting policies for financing receivables, determination of the allowance for credit losses, interest recognition on impaired loans and criteria for evaluation and determination of impaired loans – at the appropriate class or segment level.

12.
Reference is made to your disclosure in Note (5) on page 53 regarding financing receivables on nonaccrual status and past due 90 days or more.  Please revise future filings to identify and present the recorded investment in such amounts pursuant to ASC 310-10-50-7. Also, the disclosure on page 50 pursuant to ASC 310-10-50-11B (h) by portfolio segment should be revised to identify and present the recorded investment in financing receivables.

The Company will revise future filings to present and identify the recorded investment in financing receivables:  i) on nonaccrual status; ii) past due 90 days or more; and iii) related to the allowance for credit losses.

Mr. Christian Windsor
September 6, 2011

13.
If the company has impaired loans measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, please disclose the amount of interest income in future filings that represents the change in present value attributable to the passage of time or disclose that the amount is recognized as bad-debt expense pursuant to ASC 310-10-50-19.

To the extent the Company has impaired loans measured based on the present value of expected future cash flows, future filings will provide disclosure of the amount of interest income that represents the change in present value attributable to the passage of time or that the amount is recognized as bad-debt expense.

* * * * *

Mr. Christian Windsor
September 6, 2011

The Company has advised us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VARNUM

Kimberly A. Baber

KAB/jmn
Enclosure

c:	Ronald Long, President & CEO
Mark Huber, CFO